Diverse Athlete Placement, LLC

Reviewed Financial Statements
From May 16, 2022 (inception) to December 31, 2023.

Diverse Athlete Placement, LLC

CONTENTS



Etiendem CPA

Etiendem CPA
Certified Public Accountant
11357 Nuckols Rd #2113
Glen Allen, VA 23059

Tel: +1 (804) 807-4602
Email: bmbecha@etiendemcpa.com
Website: www.etiendemcpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of,
Diverse Athlete Placement, LLC,
Stoughton, Massachusetts

I have reviewed the accompanying financial statements of Diverse Athlete Placement, LLC, which comprise the balance sheet as of December 31, 2023, and 2022, and the related income statement, statement of changes in members' equity, and cash flows for the year ended December 31, 2023, and from May 16, 2022 (inception) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Diverse Athlete Placement, LLC Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Etiendem CPA
Glen Allen, VA
July 22, 2024

Diverse Athlete Placement, LLC

Balance Sheet

(unaudited)

As of December 31

	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4	$ 2,981
Total Current Assets	4	2,981
Other Assets		
Due from comcast	-	300
	-	300
Total Assets	$ 4	$ 3,281
LIABILITIES AND EQUITY		
Current Liabilities	$ -	$ -
Total Current Liabilities	-	-
Total Liabilities	-	-
Members' Equity	4	3,281
Total Liabilities and Members' Equity	$ 4	$ 3,281

The Notes to the Financial Statements are an integral part of these statements.

Diverse Athlete Placement, LLC

Income Statement and Statement of Changes in Members' Equity

(unaudited)

For the year ended December 31, 2023, and from May 16, 2022 (inception) to December 31, 2022

	2023	2022
Revenue and Other Items:		
Sales revenue	$ -	$ -
Total Revenue:	-	-
Expenses and Other Items:		
Advertising & marketing	2,007	849
Office expense	-	200
Annual report	520	-
Professional fees	750	655
Vehicle expense	-	15
Total expenses and other items:	3,277	1,719
Net Income	(3,277)	(1,719)
Members' Equity, Beginning of Period	$ 3,281	$ -
Members' contributions/(distributions), net	-	5,000
Net income	(3,277)	(1,719)
Members' Equity, End of Period	$ 4	$ 3,281

The Notes to the Financial Statements are an integral part of these statements.

Diverse Athlete Placement, LLC

Statements of Cash Flows

(unaudited)

For the year ended December 31, 2023, and from May 16, 2022 (inception) to December 31, 2022

	2023	2022
Cashflow From Operating Activities		
Net Income	$ (3,277)	$ (1,719)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Due from comcast	300	(300)
Net cash provided by operating activities	(2,977)	(2,019)
Cashflow From Investing Activities	-	-
Net cash used in investing activities	-	-
Cashflow From Financing Activities	-	5,000
Net cash used in financing activities	-	5,000
Net cash increase for period	(2,977)	2,981
Cash at beginning of period	2,981	-
Cash at end of period	$ 4	$ 2,981

The Notes to the Financial Statements are an integral part of these statements.

NOTE 1.   DESCRIPTION OF COMPANY

Diverse Athlete Placement, LLC is a profit corporation formed on May 16, 2022, which offers Diverse Athlete Placement is led by a team of likeminded successful, former student athletes.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Basis of presentation:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Concentration of credit risk:

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000 USD. At times, the Company may maintain balances more than the federally insured limits.

Cash and cash equivalents:

For the purposes of the statement of cash flows, the Company considers short-term, highly liquid investments and investments purchased with an original maturity of three months or less to be cash equivalents. The cash flow statement excludes certificates of deposit in the definition of cash and cash equivalents.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company recognizes revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Fair value of financial instruments:

The Company follows ASC 820 ("Fair Value Measurement"), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company could access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices are observable for the assets or liability.
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Property and equipment:
Property and equipment are recorded at cost or, in the case of contributed property, at fair value at the date of the contribution. The company expenses for any property and equipment below $1,000. Depreciation is computed using the straight-line method over an estimated useful life of 5 years. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in the change in net assets for the period. The cost of maintenance and repairs is charged to expense as incurred.

Income tax:

The Corporation is an S-Corporation for income tax purposes which is treated as a membership for tax purposes. As such, the members report and pay income taxes through their personal tax returns. The Company generally does not pay income taxes. As a result, no provision for income taxes has been included in these financial statements. The Company follows the guidance in ASC 740-10 as it relates to uncertain tax positions as of July 8, 2024, and has evaluated its tax positions taken for filings with the Internal Revenue Service and the state jurisdiction of Massachusetts where it operates. The Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE 3: MEMBERS' EQUITY

General

Diverse Athlete Placement, LLC ownership is as follows:

	Member Shares	Member %
Danya Abrams	360,000	36%
Andrew Mirken	360,000	36%
John R Butler	160,000	16%
Bruce Patz	60,000	6%
Gregory Jones	60,000	6%
Total	1,000,000	100%

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Allocation of Profits and Losses to Members

The Company allocate its income, gains, losses, deductions, and expenses in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as Ill as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager makes reasonable efforts to comply with applicable tax laws.

NOTE 4: RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include inflation, recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 5 – RELATED PARTY

There are no related party transactions.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated all subsequent events through July 22, 2024, the date the financial statements are available to be issued and determined there are no material events requiring disclosure or adjustment to the financial statement.